EXHIBIT B

              RESOLUTIONS OF THE BOARD OF MANAGERS (THE "BOARD") OF
        OLD MUTUAL 2100 ABSOLUTE RETURN MASTER FUND, L.L.C. (THE "FUND")
                        APPROVING THE JOINT FIDELITY BOND

     RESOLVED, that the Board, including a majority of the Independent Managers of the Fund, hereby determines that a fidelity bond to be issued by Federal Insurance Company (the "Fidelity Bond") covering any employee of the insured, as such term is defined by the Fidelity Bond, in accordance with the requirements of Rule 17g-1 under Section 17(g) of the Investment Company Act of 1940, as amended (the "1940 Act") in the amount of $1,800,000 is reasonable in form and amount, after having given due consideration to the value of the estimated aggregate initial assets of the Fund and the other named insureds to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities held by the Fund and the other named insureds; and further

     RESOLVED, that the total amount of coverage under the Fidelity Bond is at least equal to (i) the amount of coverage which the Fund would have been required to provide and maintain individually pursuant to Rule 17g-1(d)(1) had the Fund not been named as a joint insured in the Fidelity Bond, plus (ii) such other amounts of coverage that other insured parties would have had to provide and maintain pursuant to federal statutes or regulations had such other parties not been covered by the Fidelity Bond; and further

     RESOLVED, that the Board, including a majority of the Independent Managers of the Fund, hereby approves the proposed Fidelity Bond and authorizes the payment by the Fund of the annual premium of $11,000 on the Fidelity Bond, after giving due consideration to all relevant factors, including, but not limited to, the number of other insured parties, the nature of the business of such other parties, the amount of the coverage under the Fidelity Bond, and the ratable allocation of the premium among parties named as insureds, based on the relative assets of such parties; and further

     RESOLVED, that in the event that the amount of coverage under the Fidelity Bond is required in the future to be increased in order to satisfy the minimum bonding requirements of Rule 17g-1, the proper officers of the Fund be, and hereby are, authorized to take such actions as may be necessary to obtain the increase in the amount of the Fidelity Bond coverage to comply with such requirements; and further

     RESOLVED, that any officer of the Fund, counsel to the Fund or any employee of the Adviser or the Administrator, is hereby designated to make all filings with the SEC and to give all notices on behalf of the Fund required by paragraph
(g) of Rule 17g-1 promulgated under the 1940 Act; and further

     RESOLVED, that in order to define certain rights and responsibilities of the Fund with respect to recoveries under the Fidelity Bond, the proper officers of the Fund be, and hereby are, authorized and directed, in the name and on behalf of the Fund, to execute the Joint Insured Fidelity Bond Agreement, substantially in the form included as Exhibit 20B of the Meeting


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Materials, with such changes as the proper officers of the Fund, in consultation with counsel, may determine to be necessary or appropriate.